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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO-C
                                 (Rule 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  Provant, Inc.
                       (Name of Subject Company (Issuer))

                   Institute for International Research, Inc.
                        (Name of Filing Person (Offeror))

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   743724 10 6
                      (CUSIP Number of Class of Securities)

                                 Irvine Laidlaw
                                    Chairman
                   Institute for International Research, Inc.
                       1549 Ringling Boulevard, Suite 500
                               Sarasota, FL 34236
                                 (941) 365-4471
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Person(s))

                                 With a Copy to:

                          Joseph G. Connolly, Jr., Esq.
                              Howard I. Flack, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                              Washington, DC 20004
                                 (202) 637-5600


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing Fee*
         Not Applicable                               Not Applicable
--------------------------------------------------------------------------------
*Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
                         -----------                          -------------

Form or Registration No.:                       Date Filed:
                          ----------                        ---------------

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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Tuesday, 29 January 2002

Institute for International Research Proposes Transaction to Provant Board of
-----------------------------------------------------------------------------
Directors
---------

Irvine Laidlaw, Chairman of the Institute for International Research (IIR), announced today that on Thursday, January 24, 2002, he made a proposal to the board of directors of Provant, Inc. and has asked to commence discussions regarding a possible transaction.

IIR is ready to purchase Provant's outstanding bank debt of approximately $47 million and convert such indebtedness in exchange for approximately 47 million new common shares of Provant (a conversion price of $1 per share). Further, IIR is prepared to offer existing Provant shareholders the option to exchange up to 50% of their existing shares at $1 cash per share. Mr. Laidlaw stated that the proposal would "provide existing shareholders a premium of approximately one hundred per cent while also permitting the shareholders to take part in the future of the company." IIR intends to maintain Provant's listing on Nasdaq. Upon consummation of the proposed transaction, IIR would own between approximately 71% and 85% of the equity of Provant, depending on the strength of shareholders' response to the tender offer.

The proposal is subject to the approval of the Provant board and to customary conditions, including due diligence, financing, antitrust and other regulatory approvals. In addition, the proposal is subject to Provant not disposing of certain strategic assets.

Mr. Laidlaw stated that he believes that "the elimination of Provant's debt and the extensive experience of IIR in this sector would be beneficial to Provant. We have determined to make our proposal to make an offer public because of our belief in the underlying value of Provant and our concern that the board of directors is not addressing the current financial position of the company in a manner designed to enhance long term shareholder value."

                                    * * * * *

Institute for International Research is the largest provider of corporate training in the world, with brands such as Achieve Global, ESI and Huthwaite. It is an independent, privately-owned company with offices in more than 30 countries that delivers strategic, legal, technical, product and financial information to business professionals via a network of conferences and events.

                                    * * * * *

                     The Information Agent for the Offer is:

                              Georgeson Shareholder
                          [Georgeson Shareholder Logo]
                          17 State Street - 10th Floor
                               New York, NY 10004
                       Banks and Brokers Call 212.440.9800
                    All Others Call Toll-Free 1.866.431.8991